Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

April 10, 2012

Item 3.	News Release

The Company’s news release dated April 10, 2012, was disseminated by Marketwire, Incorporated on April 10, 2012.

Item 4.	Summary of Material Change

The Company provided an update on its Lomero-Poyatos project.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 10, 2012

PETAQUILLA MINERALS LTD.

Per:   /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Update on Lomero-Poyatos Project

Vancouver, BC – April 10, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that representatives of the Company recently met with members of the Andalusian Autonomous Government, the regional government body of Andalusia, Spain, to settle the final details regarding the initiation of commercial mining operations at the Company’s Lomero-Poyatos concession.

The Company was granted a Unified Environmental Authorization in December 2011 and all instructions and recommendations from the Andalusian Autonomous Government have since been approved and sanctioned. All requisite environmental, technical and economic permits have also since been approved by the Andalusian Autonomous Government and the Company is presently awaiting administrative authorization to commence operations. The Company anticipates it will be able to start Lomero-Poyatos operations within the next 6–8 weeks with the dewatering of galleries, construction of a water treatment plant, and the initiation of development drilling.

Video footage (English version with subtitles as required) featuring interviews with José Juan Díaz Trillo, Minister of the Environment of the Andalusian Autonomous Government, Pascual Montañés from the Company’s operations in Iberia, María José Asensio, delegate of the Economy, Innovation and Science in Huelva, and Pedro Romero, Mayor of Cerro del Andévalo, can be located at the following link:

http://www.youtube.com/watch?v=lEGAFwaJyrY&feature=youtu.be

Additional video footage (Spanish version with subtitled interviews) is available at:

http://www.youtube.com/watch?v=euQ64Lr0m3Q&feature=email

Left: María José Asencio, Innovation Delegate, Pascual Montañés, Pedro Romero, Cerro del Andévalo Mayor, Javier Barrero, Vice-President, Spanish Parliament, and Richard Fifer at the Company’s Lomero-Poyatos Concession

Both the Minister of the Environment, José Juan Díaz Trillo, and Vice-President, Spanish Parliament and member of the PSOE Federal Committee, Javier Barrero, stressed the Andalusian Autonomous Government’s firm commitment to support mining in the province of Huelva.

Lomero-Poyatos Mine

Behre Dolbear International Limited ("Behre Dolbear") prepared a National Instrument 43-101 compliant Technical Report on the Lomero-Poyatos mine project in 2011 (“NI 43-101 Technical Report”). The Lomero-Poyatos mine previously produced about 2.6 metric tonnes of pyrite ore, mostly by underground mining methods. The Lomero-Poyatos deposit is at the exploration stage and the mineral resource estimate is based on historical data and relatively wide-spaced drilling. Therefore, the mineral resource is categorized as an Inferred Mineral Resource.

Mineral Resource Estimate

The approximate size of the Lomero Poyatos deposit, based mainly on historical drill-hole data, has been estimated by three independent consultants in the past nine years. The results are summarized below as two separate scenarios, namely open-pit and underground.

Open-pit Scenario:
SRK (2002) Inferred Mineral Resource:	at a €50 value cut-off = 20.6 Mt at 3.1 g/t Au, 69.9 g/t Ag, 3.3% Zn, 1.2% Cu, 1.2% Pb. Containing 2.1 Moz Au.
Gemcon (2010) Inferred Mineral Resource:	at 1 g/t Au cut-off grade = 20.9 Mt at 3.08 g/t Au, 62.38 g/t Ag, 2.5% Zn, 0.7% Cu, 0.7% Pb. Containing 2.07 Moz Au.

Underground Scenario:
SRK (2002) Indicated Mineral Resource:	at a €70 value cut-off = 1.85 Mt at 3.4 g/t Au, 52 g/t Ag, 0.8% Cu, 1.4% Pb, 2.3% Zn. Containing 0.203 Moz Au.
WAI (2006) Indicated Mineral Resource:	at 1.5g/t Au cut-off = 3.71Mt at 3.26 g/t Au, 27.9 g/t Ag, 0.87% Cu, 1.16% Pb, 1.57% Zn. Containing 0.39 Moz Au.
Gemcon (2011) Inferred Mineral Resource:	at 1 g/t Au cut-off grade = 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag. Containing 0.83 Moz Au.

Recommendations

As a consequence of the mineral diversity, the geological and mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of the ore types. Representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing. In addition, further validation of the nature and distribution of the gold, silver, copper, lead and zinc mineralization is required, in order that the Inferred Mineral Resources can be upgraded.

The NI 43-101 Technical Report recommends that additional drilling (totaling 40,000 metres) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the solid at depth and along strike.

It is proposed to achieve this in two stages: as a stage 1 drilling programme and scoping study and a stage 2 pre-feasibility study with further drilling and test-work.

Qualified Person

Richard James Fletcher, of Behre Dolbear, is a "qualified person" as defined in NI 43-101 and accepts responsibility for all sections of the technical report. Behre Dolbear affirms that Mr. Fletcher:

  is a Fellow of the Australasian Institute of Mining and Metallurgy; and

  has more than 40 years experience in the estimation, assessment and evaluation of mineral resources and ore reserves that is relevant to the styles of mineralization and the types of deposits under consideration.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.